                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                 SCHEDULE 13E-3A

                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                           SPECTRUM LABORATORIES, INC.
                                (Name of Issuer)

                           SPECTRUM LABORATORIES, INC.
                        (Name of Person Filing Statement)

                                  COMMON STOCK,
                         (Title of Class of Securities)

                                  847 624 30 1
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                             JOHN J. DRISCOLL, ESQ.
                         COWAN, LIEBOWITZ & LATMAN, P.C.
                           1133 AVENUE OF THE AMERICAS
                             NEW YORK, NY 10036-6799
                               TEL: (212) 790-9200
                               FAX: (212) 575-0671

 (Name, address and telephone number of person authorized to receive notices for Spectrum Laboratories, Inc. and on behalf of persons filing statement)

         THIS STATEMENT IS FILED IN CONNECTION WITH (CHECK THE APPROPRIATE BOX):

         a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c.  [ ]  A tender offer.

         d.  [ ]  None of the above.

 CHECK THE FOLLOWING BOX IF THE SOLICITING MATERIALS OR INFORMATION REFERRED TO
                 IN CHECKING BOX (a) ARE PRELIMINARY COPIES: [X]

      CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING
                      THE RESULTS OF THE TRANSACTION: [ ]

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                            CALCULATION OF FILING FEE

                                                               AMOUNT OF
                  TRANSACTION VALUATION (1)                    FILING FEE (2)

                  $287,918                                     $36.48

(1) For purposes of calculating the filing fee only. The filing fee was calculated based on the purchase price of $2.56 per share or pro rata portion thereof, before giving effect to a 1-for-25,000 reverse stock split as described herein, for all issued and outstanding shares of the Company's common stock acquired pursuant to this transaction.

(2) The amount of the filing fee, calculated in accordance with Section 13 of the Securities Exchange Act of 1934, as amended, equals .0000809 multiplied by the aggregate value of cash to be paid by Spectrum Laboratories, Inc. for the common stock.

         [X ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid: $36.48
            Form or Registration No.: 13_E3
            Filing Party: Issuer
            Date Filed: October 13, 2004

INTRODUCTION

This Schedule 13E-3 Transaction Statement is being filed by Spectrum Laboratories, Inc., a Delaware corporation, ("Spectrum" or the "Company") and relates to a 1-for-25,000 reverse stock split of Spectrum's outstanding common stock.

The purpose of the reverse stock split is to decrease the total number of Spectrum's Common Stockholders from approximately 900 to 3. By reducing the number of stockholders below 300, Spectrum will be eligible to file a Form 15 with the Securities and Exchange Commission ("SEC") and terminate its registration and reporting obligations under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). The going private transaction as described herein, will enable Spectrum to save money being spent because of its status as a reporting company, which Spectrum believes provides a limited benefit to a small company like Spectrum.

The reverse stock split will be effected on or about October __, 2004. The reverse stock split was unanimously approved by Spectrum's Board of Directors at a meeting held on October 6, 2004. The holders of 98.5% of the Company's stock on written consent have approved this transaction. No additional consent is required from stockholders. The reverse stock split is being effected with the specific intent to reduce the number of stockholders of Spectrum's common stock to a level where Spectrum is no longer obligated to file reports under the Exchange Act.

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ITEM 1.                SUMMARY TERM SHEET

The information set forth under the caption "Summary of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

ITEM 2.                SUBJECT COMPANY INFORMATION

            (a) Spectrum's full name and the address and telephone number for its principal executive offices are:

                       Spectrum Laboratories, Inc.
                       18617 Broadwick
                       Rancho Dominquez, California 90220
                       (310) 885-4600

            (b) The exact title of Spectrum's class of security that is the subject of this filing is the common stock. As of October 6, 2004, the most recent practicable date before the date of this filing, Spectrum had 5,312,468 shares of common stock outstanding.

            (c) Trading Market and Price. The Company's common stock is traded on the OCTBB. The following table sets forth for the periods indicated the high and the low prices of the Company's Common Stock each quarter during the past two years and during 2004 prior to the initial public announcement of the Reverse Stock Split on October 12, 2004.
                                                            High          Low
            Year ended December 25, 2004
            First Quarter                                  $4.00         $1.70
            Second Quarter                                  2.50          2.25
            Third Quarter through October 12, 2004          2.10          2.05

            Year ended December 27, 2003
            First Quarter                                    .55           .55
            Second Quarter                                  2.95           .65
            Third Quarter                                   2.25          2.15
            Fourth Quarter                                  2.50          1.60

            Year ended December 28, 2002
            First Quarter                                   2.05          1.55
            Second Quarter                                  1.25          1.25
            Third  Quarter                                  1.28          1.28
            Fourth Quarter                                  1.50           .77

            (d) Spectrum has not declared or paid cash dividends on its common stock during the past two (2) years with respect to its common stock.

            (e) Not applicable.

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            (f) During the last two (2) years, Spectrum has not purchased any shares of its common stock.

ITEM 3.                IDENTITY AND BACKGROUND OF FILING PERSONS

            (a) Spectrum is the subject company. Its full name and the address and telephone number of its principal executive offices is:

                       Spectrum Laboratories, Inc.
                       18617 Broadwick
                       Rancho Dominquez, California 90220
                       (310) 885-4600

            (b) Not applicable.

            (c) Information concerning Spectrum's directors and executive officers as set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Information Statement is as follows:

Name and Address                 Amount and Nature                     Percent
                                 Of Beneficial Ownership (1)           of Class

Roy T. Eddleman                       4,320,128                         81.3
18617 Broadwick Street
Rancho Dominguez, CA 90220

Thomas V. Girardi, J.D.                 800,002                         15.1
1126 Wilshire Blvd.
Los Angeles, CA 90017

Jay Henis, Ph.D.                         14,000            (A)           0.3
501 Marford Drive
St. Louis, MO 63141

Walter J. Lack, J.D.                    109,918                          2.1
10100 Santa Monica Blvd.
Los Angeles, CA 90067

Jack Whitescarver, Ph.D.                 14,000            (A)           0.3
4301 Massachusetts Ave., NW #6002
Washington, D.C. 20016

F. Jesus Martinez                       265,524            (A)           4.8
18617 Broadwick Street
Rancho Dominquez, CA 90220

All directors and officers as a       5,523,672            (B)          98.5
Group (6 in number)

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(1) All amounts are amounts of ownership of common stock of the Company unless otherwise indicated.
(A) Entire amount consists of exercisable stock options
(B) Includes 293,624, exercisable stock options

During the past five (5) years, none of the foregoing individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five (5) years, none of the foregoing individuals was a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or a finding any violation of federal or state securities laws. All of the persons named herein are citizens of the United States.

ITEM 4.                TERMS OF THE TRANSACTION

            (a) The information set forth under the caption "Summary of the Reverse Stock Split" and "Special Factors" in the Information Statement is incorporated herein by reference.

            (b) To eliminate fractional share holdings not divisible by 25,000 will be eliminated by payment of a cash price of $2.56 per share. The following securities will be purchased from officers and directors at $2.56 per share, as follows:

                       Roy T. Eddleman                   20,128
                       Chief Executive Office, Director

                       Thomas V. Girardi, Director            2

                       Walter Lack, Director              9,918


            (c) The information set forth under the caption "Summary of the Reverse Stock Split" and "Special Factors" in the Information Statement is incorporated herein by reference.

            (d) Stockholders have no appraisal rights under Delaware law or under Spectrum's Certificate of Incorporation or Bylaws in connection with the reverse stock split.

            (e) Spectrum has not made any provision to grant unaffiliated security holders access to Spectrum's corporate files and, other than the fairness opinion described in Item 9 below, has not engaged, or made provision to obtain, counsel or appraisal services for unaffiliated stockholders at its expense in connection with the transaction described herein.

            (f) Not applicable.

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ITEM 5.                PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

            (a) The information set forth under the captions "Special Factors" in the Information Statement is incorporated herein by reference.

            (b) The information set forth under the caption "Special Factors" in the Information Statement is incorporated herein by reference.

            (c) The information set forth under the caption "Special Factors" in the Information Statement is incorporated herein by reference.

            (d) Not applicable.

            (e) Not applicable.

ITEM 6.                PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

            (a) Not applicable.

            (b) The fractional shares of new common stock acquired by Spectrum in the reverse stock split will be considered a purchase and retirement of its own stock. The purchase will be treated as a reduction of stockholders' equity. Spectrum has no plans to re-sell or dispose of the fractional shares acquired in this transaction.

            (c)        (1) Not applicable.

                       (2) Not applicable.

                       (3) Not applicable.

                       (4) There are no current plans or proposals to change the present Board of Directors or management of Spectrum or change any material term of any agreement with any executive officer. The information under the caption "Special Factors" in the Information Statement is incorporated by reference.

                       (5) Not applicable.

                       (6) Market makers are not permitted to quote Spectrum's common stock on the Over The Counter Bulletin Board ("OTCBB") if Spectrum is not current in its filings with the SEC. Upon consummation of the reverse stock split, Spectrum plans to file a Form 15 with the SEC to terminate its reporting obligations under Section 15(d) of the Exchange Act. As a result, Spectrum's common stock will be removed from quotation from the OTCBB.

                       (7) Upon consummation of the reverse stock split, Spectrum plans to certify to the SEC that it has reduced its number of stockholders of common stock to less than 300, and thereby terminate its registration under the Exchange Act.

                                       6
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                       (8) Upon consummation of the reverse stock split,
Spectrum plans to file a Form 15 with the SEC to terminate its reporting obligations under Section 15(d) of the Exchange Act.

                       (9) Not applicable.

                       (10) Not applicable.

            (d) Not applicable.

ITEM 7.                PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

            (a) The information under the caption "Questions and Answers about the Reverse Stock Splits and "Special Factors" in the Information Statement is incorporated herein by reference.

            (b) The information under the captions "Questions and Answers about the Reverse Stock Splits and "Special Factors" in the Information Statement is incorporated herein by reference.

            (c) The information under the captions "Questions and Answers about the Reverse Stock Splits and "Special Factors" and "Reasons for the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

            (d) The information under the caption "Federal Income Tax Consequences" in the Information Statement is incorporated herein by reference.

ITEM 8.                FAIRNESS OF THE TRANSACTION

            (a) The information under the caption "Fairness of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

            (b) The information under the caption "Fairness of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

            (c) The transaction described herein is not structured to require approval of at least of majority of unaffiliated stockholders. The information under the caption "Fairness of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

            (d) Spectrum has not and does not intend to have a majority of its non-employee directors retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiation of the terms of the transaction described herein or preparing a report concerning the fairness of the reverse stock split. The information under the caption "Fairness of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

            (e) The reverse stock split was unanimously approved by all the directors of Spectrum, unanimously, including those who are not employees of Spectrum.

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            (f) There have been no other offers solicited or received by
Spectrum to purchase all of the Company's securities or to purchase securities to attempt to exercise control of the Company.

ITEM 9.                REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

            (a) The Board of Directors has received a fairness opinion from Seidman and Co., Inc. ("Seidman") an investment banking firm, with respect to the fairness of the consideration offered in the transaction described herein to security holders who will hold fractional shares of the Company's common stock after the reverse stock split. The information under the caption "Fairness of Reverse Stock Split" in the Information Statement is incorporated herein by reference.

            (b)        (1) The fairness opinion is being rendered by Seidman.

                       (2) Seidman is a nationally recognized investment banking firm that is regularly engaged to render financial opinions in connection with mergers and acquisitions, tax matters, corporate planning, and other purposes.

                       (3) Seidman was selected by Spectrum's Board of Directors. The Board of Directors selected Seidman on the basis of (i) its experience in valuing businesses and their securities, (ii) its experience in rendering fairness opinions, and (iii) familiarity with Spectrum in that Seidman opined on a merger with Invalid's Spectrum in 1998.

                       (4) There has been no material relationship during the past two (2) years between Spectrum, its affiliates, directors or executive officers and Seidman, its affiliates or unaffiliated representatives. Seidman received a fee in the amount of $35,000 plus reimbursement of expenses in connection with the issuance of its fairness opinion. There are no other current arrangements to compensate Seidman, its affiliates or unaffiliated representatives for any services rendered to Spectrum, its affiliates, directors or executive officers.

                       (5) The Board of Directors of Spectrum determined the amount of consideration to be paid to fractional common stockholders in the reverse stock split. Seidman was engaged to render an opinion as to whether the per share price on which such consideration will be based was fair to the stockholders who received fractional shares of the Company's common stock in the reverse stock split from a financial viewpoint.

                       (6) The information set forth under the caption "Fairness of Reverse Stock Split" in the Information Statement is incorporated herein by reference.

            (c) The fairness opinion rendered by Seidman is attached as Appendix A to the Information Statement. The opinion report is available for inspection and copying by Spectrum stockholders (or a representative designated in writing) during Spectrum's regular business hours at Spectrum's principal executive offices by contacting the Company's Secretary.

            (d) Seidman prepared a draft report for the Board to accompany its opinion. In connection Seidman reviewed and analyzed, among other things, the following:

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            1. The terms of the proposed cash distribution to minority shareholders and reverse split;

            2. Discussions with certain members of the Company's senior management concerning the Company's business, operations, historical financial results, and future prospects;

            3. The reported historical prices, trading multiples, and trading volumes of the common stock of the Company;

            4. Publicly available financial data, stock market performance data, and trading multiples of companies which it deemed generally comparable to the Company;

            5. Conditions in, and the outlook for, the laboratory equipment and supplies market of which Spectrum is a part;

            6. Conditions in, and the outlook for the United States economy, interest rates and financial markets;

            7. Other studies, analyses, and investigations as Seidman deemed appropriate.

            Seidman also spoke with certain of the Company's officers and employees concerning the business and operations, assets, condition and prospects, and undertook other studies, analyses and investigations that it deemed appropriate. In performing its analyses, numerous assumptions were made with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Seidman and our company. Any estimates contained in the analyses performed by Seidman are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by those analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which those businesses or securities might actually be sold. Accordingly, the analyses and estimates are inherently subject to substantial uncertainty. In preparing the Seidman Opinion, Seidman assumed and relied upon the accuracy and completeness of the financial and other information used by it and it did not attempt independently to verify such information, nor did Seidman assume any responsibility to do so. Seidman also assumed that there were no material changes in the Company's assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to Seidman. Seidman did not visit or conduct a physical inspection of the properties and facilities of our company, nor did it make or obtain any independent evaluation or appraisal of such properties and facilities. Seidman has also taken into account its assessment of general economic, market and financial conditions and its experience in similar transactions, as well as its experience in securities valuation in general. Seidman assumed the correctness of all legal advice rendered as to all legal matters related to the Company, the proposed transaction and related documents. Seidman has assumed that the proposed transaction will be completed in a manner that complies in all respects with the applicable provisions of the Securities Exchange Act of 1934 and all other applicable federal and state statutes, rules and regulations.

            The Seidman Opinion necessarily is based upon economic, market, financial and other conditions as they exist and can be evaluated on the date of the opinion and does not address the fairness as a result of the proposed transaction on any other date. In connection with rendering its opinion, Seidman performed a variety of financial analyses, including those summarized below.

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The summary set forth below does not purport to be a complete description of the analyses performed by Seidman in this regard. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to a partial analysis or summary description. Accordingly, notwithstanding the separate analyses summarized below, Seidman believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors considered by it, without considering all of its analyses and factors, or attempting to ascribe relative weights to some or all of its analyses and factors, could create an incomplete view of the evaluation process underlying its opinion.

            Seidman reviewed the historical stock market performance of Spectrum Laboratories, Inc. on the Over-The-Counter Bulletin Board. This analysis indicated that the current pre-reverse split trading price for a share of Spectrum Laboratories, Inc. common stock was $2.10 as of the September 22, 2004, Valuation Date, and that the prices paid for a share of Spectrum Laboratories, Inc. common stock during approximately the last 52 weeks ranged from a high of $4.00 and a low of $1.60 per share. It is noted that the price was at a pre-reverse split level of $4.00 per share for only three days, February 13, 17 and 18, 2004, and fell back to a level of $2.70 on 1,348 shares traded. During virtually all the time between February 18 and September, 2004, the price hovered at $2.70 and generally drifted down to a level of $2.05 on only periodic and small trades, where for most of the interim days during this period there were no trades in the stock at all.

            At a pre-reverse split cash offering price to minority common stock shareholders of $2.56 per share, a premium of approximately 22% over the latest transaction price of $2.10 is indicated. In analyzing the appropriateness of the 22% premium, Seidman examined transaction control premium data obtained from the authoritative MERGERSTAT CONTROL PREMIUM STUDY for the year July 2, 2003 through June 30, 2004, which is the latest public data available from this source. MERGERSTAT includes all transactions where more than 50% of a company changes hands. During this subject time period, only one company sharing the same Standard Industrial Code as Spectrum was found to have completed a transaction, and the control premium for this company was 17.5%. Altogether, there were five companies generically related to Spectrum which had transactions during this period, and these companies had a 19.1% median control premium. In turn, there were six companies in various industries which went private during this subject time period, but these companies were found to be larger in size and more visible in the marketplace. These six companies had a 26.5% median control premium. Further, the MERGERSTAT CONTROL PREMIUM STUDY FOR THE SECOND QUARTER OF 2004 reports 70 domestic transactions with a median control premium of 24.2%. In this connection, the financial literature shows that premiums received by shareholders in firms "going private" are lower than those received by shareholders in other types of transactions.

            Another test of fairness is based on the comparison of the multiples at which the subject Spectrum minority shareholders would be selling shares relative to the multiples of selective publicly-traded market comparable companies. Using publicly available information, Seidman reviewed the stock price ratios as of September 22, 2004, of the following companies: Bio-Rad Laboratories, Inc., Millipore Corporation, New Brunswick Scientific Co., Inc., O.I. Corporation, Pall Corporation, Perkin Elmer, Inc., and Waters Corp., which are collectively referred to in this section as the "Comparable Companies." Seidman believes these companies are engaged in lines of business that are generally comparable to that of Spectrum. Five of the market comparable companies, however, are much larger than Spectrum, with annual revenues of approximately $1 billion or more annually. In contrast, Spectrum has annual revenues approximating $12.4 million. Two of the market comparable companies, New Brunswick Scientific and O.I. Corporation, are closer in size to Spectrum. New Brunswick has $56.6 million of annual revenues; O.I. Corp. has approximately $26.7 million of annual revenues.

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            Using these two most market comparable companies as the reference for determining the fairness of the price to be paid Spectrum minority shareholders, Seidman reviewed, among other things, price/latest book, price/3 year average revenues, price/3 year average operating cash flow, price/three year average operating income, price/average three year's pre-tax income, and, likewise, price/latest year's revenues, price/latest year's operating cash flow, price/latest year's operating income, and price/latest year's pre-tax income. Seidman compared the various capitalizing factors of the two most comparable companies from the publicly-traded universe with those of Spectrum and found where there is only one capitalizing measure for which that of Spectrum is lower, that of price/3 year average operating cash flow. In the instance of all other capitalizing measures, both those relating to average three year operating data and that of latest year's, the multiples to be paid the shareholders of Spectrum were at approximately the same level or higher, notwithstanding lower Spectrum revenues and a smaller relative tangible net worth.

            No company or transaction used in the analyses described in the section above, otherwise designated "Selected Publicly Traded Comparable Companies Analysis," is identical to Spectrum. Accordingly, an analysis of the results of these analyses necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the transaction, or the public trading, or other values of Spectrum, or companies to which they are being compared. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable acquisition or company data.

            Management has reported that it has not and does not prepare projections. Without such projections, it was not possible to test fairness through the use of the discounted cash flow methodology for deriving Spectrum's fair market value and comparing such derived fair market value with the values paid to the minority shareholders.

            Finally, Seidman attempted to apply a leveraged buyout analysis to the financial information supplied by Spectrum. In this instance, the indicated scenario at any reasonable derived multiple of projected 2004 EBITDA (earnings before interest, taxes, depreciation and amortization), results in a valuation which is less than that otherwise being offered to the Spectrum minority shareholders. The indicated capitalized value for the shares is 11.3x latest EBITDA. It is doubtful that, for a leveraged buyout, more than 6x EBITDA would have been offered. Again, fairness of the subject cash distribution is indicated.

ITEM 10.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            (a) The information under the caption "PAYMENT" in the Information Statement is incorporated herein by reference.

            (b) Not applicable.

            (c) The information under the caption "PAYMENT" in the Information Statement is incorporated herein by reference.

            (d) Not applicable.

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ITEM 11.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

            (a) The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Information Statement is incorporated herein by reference.

            (b) Not applicable.

ITEM 12.    THE SOLICITATION OR RECOMMENDATION

            (a) Not applicable.

            (b) Not applicable.

            (c) Not applicable.

            (d) Since each person or entity holds in excess of 25,000 shares of Common Stock, the affiliates of Spectrum and its three (3) directors will remain shareholders of Spectrum after the reverse stock split, except for fractional shares of common stock resulting from the reverse stock split. The Directors of Spectrum unanimously voted to approve the reverse stock split. The affiliates owning 98.5% of the issued and outstanding shares by written consent approved the transaction.

            (e) Except for the vote to approve the reverse stock split by its affiliates, directors and executive officers, Spectrum is not aware that any of its affiliates, directors or executive officers has made a recommendation either in support or opposed to the transaction described herein.

ITEM 13.    FINANCIAL STATEMENTS

            (a) Spectrum's financial statement information, included in its Annual Report on Form 10-KSB for the year ended December 27, 2003, filed with the SEC on March 26, 2004, is incorporated herein by reference. Spectrum's financial statement information, attached to its Quarterly Report on Form 10-QSB for the quarterly period June 26, 2004, filed with the SEC on August 10, 2004, is incorporated herein by reference. The ratio of earnings to fixed charges (i) for the year ended December, 2002, was 2.2, (ii) for the year ended December, 2003, was 1.5, (iii) for the six months ended June 26, 2003, was 2.5, and (iv) for the six months ended June 26, 2004, was 3.4. The book value per share of Spectrum's common stock was $1.87 at December 27, 2003, and $2.00 at June 26, 2004.

            (b) Not applicable

ITEM 14.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

            (a) No persons have been retained to make solicitations or recommendations in connection with the reverse stock split.

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            (b) Other than as set forth under Item 9 above, no officer, employee or corporate assets has been or will be employed or used in connection with the reverse stock split.

ITEM 15.    ADDITIONAL INFORMATION

            None.

ITEM 16.    EXHIBITS

            (a) Information Statement. Incorporated by reference to Spectrum's Preliminary Schedule 14C Information Statement, filed with the SEC on October 12, 2004.

            (b) Not applicable.

            (c) Opinion of Seidman and Co., Inc. Incorporated by reference to Appendix A of Spectrum's Preliminary Schedule 14C Information Statement.

            (d) Not applicable.

            (e) Not applicable.

            (f) None.

            (g) None.

            (h) Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 19,  2004

                                                 SPECTRUM LABORATORIES, INC.

                                            By   /S/   ROY T. EDDLEMAN
                                                 -------------------------------
                                                 ROY T. EDDLEMAN
                                                 Chief Executive Officer


                                            By   /S/  BRIAN WATTS
                                                 -------------------------------
                                                 BRIAN WATTS
                                                 Chief Financial Officer


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